April 6, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jeff Jaramillo, Accounting Branch Chief

VIA EDGAR

Re: Intuitive Surgical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 6, 2012

File No. 000-30713

Dear Mr. Jaramillo:

Intuitive Surgical, Inc. (the “Company”) received your letter dated March 26, 2012 (the “Letter”), setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934, as amended. Our response to the comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 57

Note 2. Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

1.	We note your response to our prior comment which details how you recognize revenue when the customer trades-in a used da Vinci surgical system. In light of the apparent continuing and increasing impact of trade-in transactions on your financial statements, please revise the notes to your financial statements in future filings to clearly describe, in appropriate detail, how you value, present and account for trade-in transactions. Please provide a copy of your proposed revised future disclosures with your response.

We acknowledge the Staff’s comment and respectfully advise that we will revise the referenced disclosure in future filings to address the Staff’s comment relating to presentation and accounting for trade-in transactions.

The proposed revised disclosure to be included in “Revenue Recognition” under “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements is set forth in bold type below:

Revenue Recognition

The Company’s revenue consists of product revenue resulting from the sales of systems, instruments and accessories, and service revenue. The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or service has been rendered; the price is fixed or determinable; and collectability is reasonably assured. The Company’s revenue recognition policy generally results in revenue recognition at the following points:

•

System sales. For system sales directly to end customers, revenue is recognized when acceptance occurs, which is deemed to have occurred upon the receipt by the Company of a form executed by the customer acknowledging delivery and/or installation. For system sales through distributors, revenue is recognized upon transfer of title and risk of loss, which is generally at the time of shipment. Distributors do not have price protection rights. The Company’s system contracts do not allow rights of return. The Company’s system revenue contains a software component. Since the da Vinci Surgical System’s software and non-software elements function together to deliver the System’s essential functionality, they are considered to be one deliverable that is excluded from the software revenue recognition guidance.

•

Instruments and accessories. Revenue from sales of instruments and accessories is recognized when the product has been shipped. The Company records an allowance on instruments and accessories sales returns based on historical returns experience.

•

Service. Service contract revenue is recognized ratably over the term of the service period. Revenue related to services performed on a time-and-materials basis is recognized when it is earned and billable.

The Company determined that its multiple-element arrangements are generally comprised of the following elements that would qualify as separate units of accounting: system sales, service contracts and instruments and accessories sales.

The Company offers its customers the opportunity to trade in their older systems for credit towards the purchase of a newer generation system. The Company generally does not provide specified trade-in rights or upgrade rights at the time of system purchase. Such trade-in or upgrade transactions are separately negotiated based on the circumstances at the time of the trade-in or upgrade and are generally not based on any pre-existing rights granted by the Company. Accordingly, such trade-ins and upgrades are not considered as separate deliverables in the arrangement for a system sale.

As part of a trade-in transaction, the customer receives a new generation system in exchange for its older used system. The trade-in credit is negotiated at the time of the trade-in and is applied towards the purchase price of the new generation unit. Traded-in systems can be reconditioned and resold. The Company accounts for trade-ins consistent with the guidance in AICPA Technical Practice Aid 5100.01, Equipment Sales Net of Trade-Ins (TPA 5100.01). The Company applies the accounting guidance by (a) crediting system revenue for the negotiated price of the new generation system less the trade-in allowance and (b) crediting system revenue for the value of the traded-in system. The value of the traded-in system is determined as the amount to which when reconditioning costs are added, will allow a normal profit margin on the sale of the reconditioned unit. When there is no market for the traded-in units, no value is assigned. Traded-in units are reported as a component of inventory until reconditioned and resold, or otherwise disposed.

In addition, customers may also have the opportunity to upgrade their systems, for example, by adding a fourth arm to a three-arm system, adding a second surgeon console for use with the da Vinci Si Surgical System or adding new vision systems to the Standard da Vinci and da Vinci S Surgical Systems. Such upgrades are performed by completing component level upgrades at the customer’s site. Upgrade revenue is recognized when the component level upgrades are complete and the four revenue recognition criteria are met.

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include software elements. The new accounting principles permit prospective or retrospective adoption, and the Company elected prospective adoption at the beginning of the first quarter of 2010.

Subsequent to the adoption of the new revenue accounting principles, for multiple-element arrangements entered into on or after January 1, 2010, revenue is allocated to each element based on their relative selling prices. Relative selling prices are based first on VSOE, then on third-party evidence of selling price (TPE) when VSOE does not exist, and then on estimated selling price (ESP) when VSOE and TPE do not exist.

Because the Company has neither VSOE nor TPE for its systems, the allocation of revenue has been based on the Company’s ESPs. The objective of ESP is to determine the price at which the Company would transact a sale if the product was sold on a stand-alone basis. The Company determines ESP for its systems by considering multiple factors including, but not limited to, features and functionality of the system, geographies, type of customer, and market conditions. The Company regularly reviews ESP and maintains internal controls over the establishment and updates of these estimates.

* * * * *

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 523-2160.

Sincerely,

/s/ Marshall L. Mohr
Marshall L. Mohr
Senior Vice President and Chief Financial Officer

Cc:	Gary S. Guthart, Intuitive Surgical, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Kathleen Wells, Latham & Watkins LLP
Nick Prior, Ernst & Young LLP